Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2016 or tax year beginning _____ , 2016, ending _____ , 20 _____

► Information about Form 1120 and its separate instructions is at *www.irs.gov/form1120.*

2016

A Check if:

1a Consolidated return (attach Form 851) . ☐
 b Life/nonlife consolidated return . . ☐
2 Personal holding co. (attach Sch. PH) . ☐
3 Personal service corp. (see instructions) . ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
Bioclonetics Immunotherapeutics, Inc.

Number, street, and room or suite no. If a P.O. box, see instructions.
1756 Bison Meadow Lane

City or town, state, or province, country, and ZIP or foreign postal code
Heath   TX 75032

B Employer identification number
68-0679610

C Date incorporated
12/24/2009

D Total assets (see instructions)
$ 1,195

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a		
b	Returns and allowances	1b		
c	Balance. Subtract line 1b from line 1a	1c		
2	Cost of goods sold (attach Form 1125-A)	2		
3	Gross profit. Subtract line 2 from line 1c	3		
4	Dividends (Schedule C, line 19)	4		
5	Interest	5		
6	Gross rents	6		
7	Gross royalties	7		
8	Capital gain net income (attach Schedule D (Form 1120))	8		
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9		
10	Other income (see instructions—attach statement)	10		
11	**Total income.** Add lines 3 through 10 . . . . ►	11		

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) . . . . . . ►	12		
13	Salaries and wages (less employment credits)	13		
14	Repairs and maintenance	14		
15	Bad debts	15		
16	Rents	16		
17	Taxes and licenses	17		
18	Interest	18		
19	Charitable contributions	19		
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) . .	20		
21	Depletion	21		
22	Advertising	22	2,870
23	Pension, profit-sharing, etc., plans	23		
24	Employee benefit programs	24		
25	Domestic production activities deduction (attach Form 8903)	25		
26	Other deductions (attach statement) Other Deductions Statement	26	36,371.
27	**Total deductions.** Add lines 12 through 26 . . . . ►	27	39,241
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	28	-39,241
29a	Net operating loss deduction (see instructions)	29a		
b	Special deductions (Schedule C, line 20)	29b		
c	Add lines 29a and 29b	29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	-39,241
31	Total tax (Schedule J, Part I, line 11)	31	0
32	Total payments and refundable credits (Schedule J, Part II, line 21)	32	
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached . . . . ► ☐	33	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed . . .	34	
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35	0
36	Enter amount from line 35 you want: **Credited to 2017 estimated tax** ► **Refunded** ►	36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► _____   _____   ► **Vice President**
Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Jason M. Tyra, CPA	Jason M. Tyra, CPA	02/10/2017		P01625838

Firm's name ► **Jason M. Tyra, CPA, PLLC**   Firm's EIN ► 81-0889077

Firm's address ► **1341 Mockingbird Lane, Suite 600W Dallas TX 75247**   Phone no. (972)201-9008

For Paperwork Reduction Act Notice, see separate instructions.   Form **1120** (2016)

BAA   REV 01/25/17 PRO

Schedule C	Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12 . . .			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471) .			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 . . . ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b . . . . ▶			

| Schedule J | Tax Computation and Payment (see instructions) |

Part I–Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐			
2	Income tax. Check if a qualified personal service corporation. See instructions . . . . ▶ ☐		2	
3	Alternative minimum tax (attach Form 4626)		3	
4	Add lines 2 and 3		4	
5a	Foreign tax credit (attach Form 1118)	5a		
b	Credit from Form 8834 (see instructions)	5b		
c	General business credit (attach Form 3800)	5c	0	
d	Credit for prior year minimum tax (attach Form 8827)	5d		
e	Bond credits from Form 8912	5e		
6	**Total credits.** Add lines 5a through 5e		6	0
7	Subtract line 6 from line 4		7	0
8	Personal holding company tax (attach Schedule PH (Form 1120))		8	
9a	Recapture of investment credit (attach Form 4255)	9a		
b	Recapture of low-income housing credit (attach Form 8611)	9b		
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c		
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d		
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e		
f	Other (see instructions—attach statement)	9f		
10	**Total.** Add lines 9a through 9f		10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31		11	0

Part II–Payments and Refundable Credits

12	2015 overpayment credited to 2016		12	
13	2016 estimated tax payments		13	
14	2016 refund applied for on Form 4466		14	( )
15	Combine lines 12, 13, and 14		15	
16	Tax deposited with Form 7004		16	
17	Withholding (see instructions)		17	
18	**Total payments.** Add lines 15, 16, and 17		18	
19	Refundable credits from:			
a	Form 2439	19a		
b	Form 4136	19b		
c	Form 8827, line 8c	19c		
d	Other (attach statement—see instructions).	19d		
20	**Total credits.** Add lines 19a through 19d		20	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32		21	

| Schedule K | Other Information (see instructions) |

		Yes	No
1	Check accounting method: **a** ☒ Cash **b** ☐ Accrual **c** ☐ Other (specify) ▶ _____		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 541700		
b	Business activity ▶ Biological Research		
c	Product or service ▶ Biological Research		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		☒
	If "Yes," enter name and EIN of the parent corporation ▶ _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		☒
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .	☒	

| **Schedule K** | **Other Information** *(continued from page 3)* |

		Yes	No

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below. — No: ×

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below. — No: ×

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . . — No: ×

If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock? . . . . — No: ×

For rules of attribution, see section 318. If "Yes," enter:

(i) Percentage owned ▶ _____ and **(ii)** Owner's country ▶ _____

(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . . . ▶ ☐

If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here . . . . . ▶ ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election won't be valid.

12 Enter the available NOL carryover from prior tax years (don't reduce it by any deduction on line 29a.) ▶ $ 28,988.

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? . . . . — Yes: ×

If "Yes," the corporation isn't required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions . . . . — No: ×

If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2016 that would require it to file Form(s) 1099? . . . . — No: ×

b If "Yes," did or will the corporation file required Forms 1099? . . . .

16 During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock? . . . . — No: ×

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? . . . . — No: ×

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? . . . . — No: ×

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? . . . . — No: ×

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
Assets		**(a)**	**(b)**	**(c)**	**(d)**
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
Liabilities and Shareholders' Equity					
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ _____ _____ _____	
2	Federal income tax per books				
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize): _____ _____				
			8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		**a**	Depreciation $ _____	
a	Depreciation $ _____		**b**	Charitable contributions $ _____ _____	
b	Charitable contributions $ _____			_____	
c	Travel and entertainment $ _____ _____		9	Add lines 7 and 8	
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1	Balance at beginning of year		5	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize): _____ _____ _____			**c** Property	
			6	Other decreases (itemize): _____	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

Form **3800**	**General Business Credit**	OMB No. 1545-0895
Department of the Treasury Internal Revenue Service (99)	▶ Information about Form 3800 and its separate instructions is at *www.irs.gov/form3800*. ▶ You must attach all pages of Form 3800, pages 1, 2, and 3, to your tax return.	2016 Attachment Sequence No. **22**

Name(s) shown on return	Identifying number
Bioclonetics Immunotherapeutics, Inc.	68-0679610

Part I   **Current Year Credit for Credits Not Allowed Against Tentative Minimum Tax (TMT)**
(See instructions and complete Part(s) III before Parts I and II)

1	General business credit from line 2 of all Parts III with box A checked	**1**	2,885.
2	Passive activity credits from line 2 of all Parts III with box B checked **2**		
3	Enter the applicable passive activity credits allowed for 2016 (see instructions)	**3**	
4	Carryforward of general business credit to 2016. Enter the amount from line 2 of Part III with box C checked. See instructions for statement to attach	**4**	1,342.
5	Carryback of general business credit from 2017. Enter the amount from line 2 of Part III with box D checked (see instructions)	**5**	
6	Add lines 1, 3, 4, and 5	**6**	4,227.

Part II   **Allowable Credit**

7	Regular tax before credits: • Individuals. Enter the sum of the amounts from Form 1040, lines 44 and 46, or the sum of the amounts from Form 1040NR, lines 42 and 44 . . . . • Corporations. Enter the amount from Form 1120, Schedule J, Part I, line 2; or the applicable line of your return . . . . • Estates and trusts. Enter the sum of the amounts from Form 1041, Schedule G, lines 1a and 1b; or the amount from the applicable line of your return	**7**	
8	Alternative minimum tax: • Individuals. Enter the amount from Form 6251, line 35 . . . . • Corporations. Enter the amount from Form 4626, line 14 . . . . • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 56 . .	**8**	
9	Add lines 7 and 8	**9**	
10a	Foreign tax credit **10a**		
b	Certain allowable credits (see instructions) **10b**		
c	Add lines 10a and 10b	**10c**	
11	**Net income tax.** Subtract line 10c from line 9. If zero, skip lines 12 through 15 and enter -0- on line 16	**11**	
12	**Net regular tax.** Subtract line 10c from line 7. If zero or less, enter -0- **12**		
13	Enter 25% (.25) of the excess, if any, of line 12 over $25,000 (see instructions) **13**		
14	Tentative minimum tax: • Individuals. Enter the amount from Form 6251, line 33 . . . • Corporations. Enter the amount from Form 4626, line 12 . . . **14** • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 54		
15	Enter the greater of line 13 or line 14	**15**	
16	Subtract line 15 from line 11. If zero or less, enter -0-	**16**	0.
17	Enter the **smaller** of line 6 or line 16	**17**	0.
	C corporations: See the line 17 instructions if there has been an ownership change, acquisition, or reorganization.		

Part II   **Allowable Credit** *(Continued)*

Note: If you are not required to report any amounts on lines 22 or 24 below, skip lines 18 through 25 and enter -0- on line 26.

18	Multiply line 14 by 75% (.75) (see instructions)	**18**	
19	Enter the greater of line 13 or line 18	**19**	
20	Subtract line 19 from line 11. If zero or less, enter -0-	**20**	
21	Subtract line 17 from line 20. If zero or less, enter -0-	**21**	
22	Combine the amounts from line 3 of all Parts III with box A, C, or D checked	**22**	
23	Passive activity credit from line 3 of all Parts III with box B checked **23**		
24	Enter the applicable passive activity credit allowed for 2016 (see instructions)	**24**	
25	Add lines 22 and 24	**25**	
26	Empowerment zone and renewal community employment credit allowed. Enter the smaller of line 21 or line 25	**26**	0.
27	Subtract line 13 from line 11. If zero or less, enter -0-	**27**	
28	Add lines 17 and 26	**28**	0.
29	Subtract line 28 from line 27. If zero or less, enter -0-	**29**	0.
30	Enter the general business credit from line 5 of all Parts III with box A checked	**30**	
31	Reserved	**31**	
32	Passive activity credits from line 5 of all Parts III with box B checked **32**		
33	Enter the applicable passive activity credits allowed for 2016 (see instructions)	**33**	
34	Carryforward of business credit to 2016. Enter the amount from line 5 of Part III with box C checked and line 6 of Part III with box G checked. See instructions for statement to attach . .	**34**	
35	Carryback of business credit from 2017. Enter the amount from line 5 of Part III with box D checked (see instructions)	**35**	
36	Add lines 30, 33, 34, and 35	**36**	
37	Enter the **smaller** of line 29 or line 36	**37**	0.
38	**Credit allowed for the current year.** Add lines 28 and 37. Report the amount from line 38 (if smaller than the sum of Part I, line 6, and Part II, lines 25 and 36, see instructions) as indicated below or on the applicable line of your return. • Individuals. Form 1040, line 54, or Form 1040NR, line 51 . . . . • Corporations. Form 1120, Schedule J, Part I, line 5c . . . . • Estates and trusts. Form 1041, Schedule G, line 2b	**38**	0.

Name(s) shown on return	Identifying number
Bioclonetics Immunotherapeutics, Inc.	68-0679610

Part III General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below (see instructions).

A ☒ General Business Credit From a Non-Passive Activity   **E** ☐ Reserved

B ☐ General Business Credit From a Passive Activity   **F** ☐ Reserved

C ☐ General Business Credit Carryforwards   **G** ☐ Eligible Small Business Credit Carryforwards

D ☐ General Business Credit Carrybacks   **H** ☐ Reserved

I If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all Parts III with box A or B checked. Check here if this is the consolidated Part III . . . . ▶ ☐

(a) Description of credit		(b) If claiming the credit from a pass-through entity, enter the EIN	(c) Enter the appropriate amount
Note: On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.			
1a Investment (Form 3468, Part II only) (attach Form 3468)	**1a**		
b Reserved	**1b**		
c Increasing research activities (Form 6765)	**1c**		2,885.
d Low-income housing (Form 8586, Part I only)	**1d**		
e Disabled access (Form 8826) (see instructions for limitation)	**1e**		
f Renewable electricity, refined coal, and Indian coal production (Form 8835)	**1f**		
g Indian employment (Form 8845)	**1g**		
h Orphan drug (Form 8820)	**1h**		
i New markets (Form 8874)	**1i**		
j Small employer pension plan startup costs (Form 8881) (see instructions for limitation)	**1j**		
k Employer-provided child care facilities and services (Form 8882) (see instructions for limitation)	**1k**		
l Biodiesel and renewable diesel fuels (attach Form 8864)	**1l**		
m Low sulfur diesel fuel production (Form 8896)	**1m**		
n Distilled spirits (Form 8906)	**1n**		
o Nonconventional source fuel (carryforward only)	**1o**		
p Energy efficient home (Form 8908)	**1p**		
q Energy efficient appliance (carryforward only)	**1q**		
r Alternative motor vehicle (Form 8910)	**1r**		
s Alternative fuel vehicle refueling property (Form 8911)	**1s**		
t Reserved	**1t**		
u Mine rescue team training (Form 8923)	**1u**		
v Agricultural chemicals security (carryforward only)	**1v**		
w Employer differential wage payments (Form 8932)	**1w**		
x Carbon dioxide sequestration (Form 8933)	**1x**		
y Qualified plug-in electric drive motor vehicle (Form 8936)	**1y**		
z Qualified plug-in electric vehicle (carryforward only)	**1z**		
aa New hire retention (carryforward only)	**1aa**		
bb General credits from an electing large partnership (Schedule K-1 (Form 1065-B))	**1bb**		
zz Other. Enhanced oil recovery (Form 8830) and certain other credits . . .	**1zz**		
2 Add lines 1a through 1zz and enter here and on the applicable line of Part I	**2**		2,885.
3 Enter the amount from Form 8844 here and on the applicable line of Part II .	**3**		
4a Investment (Form 3468, Part III) (attach Form 3468)	**4a**		
b Work opportunity (Form 5884)	**4b**		
c Biofuel producer (Form 6478)	**4c**		
d Low-income housing (Form 8586, Part II)	**4d**		
e Renewable electricity, refined coal, and Indian coal production (Form 8835)	**4e**		
f Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	**4f**		
g Qualified railroad track maintenance (Form 8900)	**4g**		
h Small employer health insurance premiums (Form 8941)	**4h**		
i Increasing research activities (Form 6765).	**4i**		
j Reserved	**4j**		
z Other	**4z**		
5 Add lines 4a through 4z and enter here and on the applicable line of Part II .	**5**		
6 Add lines 2, 3, and 5 and enter here and on the applicable line of Part II . .	**6**		2,885.

Name(s) shown on return	Identifying number
Bioclonetics Immunotherapeutics, Inc.	68-0679610

Part III **General Business Credits or Eligible Small Business Credits** (see instructions)

Complete a separate Part III for each box checked below (see instructions).

A ☐ General Business Credit From a Non-Passive Activity   E ☐ Reserved

B ☐ General Business Credit From a Passive Activity   F ☐ Reserved

C ☒ General Business Credit Carryforwards   G ☐ Eligible Small Business Credit Carryforwards

D ☐ General Business Credit Carrybacks   H ☐ Reserved

I   If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all Parts III with box A or B checked. Check here if this is the consolidated Part III . . . . ▶ ☐

	(a) Description of credit		(b) If claiming the credit from a pass-through entity, enter the EIN	(c) Enter the appropriate amount
	Note: On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.			
1a	Investment (Form 3468, Part II only) (attach Form 3468)	1a		
b	Reserved	1b		
c	Increasing research activities (Form 6765)	1c		1,342.
d	Low-income housing (Form 8586, Part I only)	1d		
e	Disabled access (Form 8826) (see instructions for limitation)	1e		
f	Renewable electricity, refined coal, and Indian coal production (Form 8835)	1f		
g	Indian employment (Form 8845)	1g		
h	Orphan drug (Form 8820)	1h		
i	New markets (Form 8874)	1i		
j	Small employer pension plan startup costs (Form 8881) (see instructions for limitation)	1j		
k	Employer-provided child care facilities and services (Form 8882) (see instructions for limitation)	1k		
l	Biodiesel and renewable diesel fuels (attach Form 8864)	1l		
m	Low sulfur diesel fuel production (Form 8896)	1m		
n	Distilled spirits (Form 8906)	1n		
o	Nonconventional source fuel (carryforward only)	1o		
p	Energy efficient home (Form 8908)	1p		
q	Energy efficient appliance (carryforward only)	1q		
r	Alternative motor vehicle (Form 8910)	1r		
s	Alternative fuel vehicle refueling property (Form 8911)	1s		
t	Reserved	1t		
u	Mine rescue team training (Form 8923)	1u		
v	Agricultural chemicals security (carryforward only)	1v		
w	Employer differential wage payments (Form 8932)	1w		
x	Carbon dioxide sequestration (Form 8933)	1x		
y	Qualified plug-in electric drive motor vehicle (Form 8936)	1y		
z	Qualified plug-in electric vehicle (carryforward only)	1z		
aa	New hire retention (carryforward only)	1aa		
bb	General credits from an electing large partnership (Schedule K-1 (Form 1065-B))	1bb		
zz	Other. Enhanced oil recovery (Form 8830) and certain other credits . . .	1zz		
2	Add lines 1a through 1zz and enter here and on the applicable line of Part I	2		1,342.
3	Enter the amount from Form 8844 here and on the applicable line of Part II .	3		
4a	Investment (Form 3468, Part III) (attach Form 3468)	4a		
b	Work opportunity (Form 5884)	4b		
c	Biofuel producer (Form 6478)	4c		
d	Low-income housing (Form 8586, Part II)	4d		
e	Renewable electricity, refined coal, and Indian coal production (Form 8835)	4e		
f	Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	4f		
g	Qualified railroad track maintenance (Form 8900)	4g		
h	Small employer health insurance premiums (Form 8941)	4h		
i	Increasing research activities (Form 6765).	4i		
j	Reserved	4j		
z	Other	4z		
5	Add lines 4a through 4z and enter here and on the applicable line of Part II .	5		
6	Add lines 2, 3, and 5 and enter here and on the applicable line of Part II . .	6		1,342.

SCHEDULE G
(Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ **Attach to Form 1120.**
▶ **See instructions on page 2.**

OMB No. 1545-0123

Name	Employer identification number (EIN)
Bioclonetics Immunotherapeutics, Inc.	68-0679610

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Joseph Cotropia		US	66.6
Charles Cotropia		US	33.4

Form **6765**

Department of the Treasury
Internal Revenue Service

Credit for Increasing Research Activities

► **Attach to your tax return.**
► **Information about Form 6765 and its separate instructions is at** *www.irs.gov/form6765.*

OMB No. 1545-0619

2016

Attachment
Sequence No. **81**

Name(s) shown on return	Identifying number
Bioclonetics Immunotherapeutics, Inc.	68-0679610

Section A—Regular Credit. Skip this section and go to Section B if you are electing or previously elected (and are not revoking) the alternative simplified credit.

1	Certain amounts paid or incurred to energy consortia (see instructions)			**1**	
2	Basic research payments to qualified organizations (see instructions)	**2**			
3	Qualified organization base period amount	**3**			
4	Subtract line 3 from line 2. If zero or less, enter -0-			**4**	
5	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	**5**			
6	Cost of supplies	**6**	28,850.		
7	Rental or lease costs of computers (see instructions)	**7**			
8	Enter the applicable percentage of contract research expenses (see instructions)	**8**			
9	Total qualified research expenses. Add lines 5 through 8	**9**	28,850.		
10	Enter fixed-base percentage, but not more than 16% (0.16) (see instructions)	**10**	%		
11	Enter average annual gross receipts (see instructions)	**11**			
12	Multiply line 11 by the percentage on line 10	**12**			
13	Subtract line 12 from line 9. If zero or less, enter -0-	**13**	28,850.		
14	Multiply line 9 by 50% (0.50)	**14**	14,425.		
15	Enter the **smaller** of line 13 or line 14			**15**	14,425.
16	Add lines 1, 4, and 15			**16**	14,425.
17	Are you electing the reduced credit under section 280C? ► Yes ☐ No ☒				
	If "Yes," multiply line 16 by 13% (0.13). If "No," multiply line 16 by 20% (0.20) and see the instructions for the statement that must be attached. Members of controlled groups or businesses under common control: see instructions for the statement that must be attached			**17**	2,885.

Section B—Alternative Simplified Credit. Skip this section if you are completing Section A.

18	Certain amounts paid or incurred to energy consortia (see the line 1 instructions)		**18**	
19	Basic research payments to qualified organizations (see the line 2 instructions)	**19**		
20	Qualified organization base period amount (see the line 3 instructions)	**20**		
21	Subtract line 20 from line 19. If zero or less, enter -0-		**21**	
22	Add lines 18 and 21		**22**	
23	Multiply line 22 by 20% (0.20)		**23**	
24	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	**24**		
25	Cost of supplies	**25**		
26	Rental or lease costs of computers (see the line 7 instructions)	**26**		
27	Enter the applicable percentage of contract research expenses (see the line 8 instructions)	**27**		
28	Total qualified research expenses. Add lines 24 through 27	**28**		
29	Enter your total qualified research expenses for the prior 3 tax years. If you had no qualified research expenses in any one of those years, skip lines 30 and 31	**29**		
30	Divide line 29 by 6.0	**30**		
31	Subtract line 30 from line 28. If zero or less, enter -0-	**31**		
32	Multiply line 31 by 14% (0.14). If you skipped lines 30 and 31, multiply line 28 by 6% (0.06)		**32**	

For Paperwork Reduction Act Notice, see separate instructions.   **BAA**   REV 01/25/17 PRO   Form **6765** (2016)

Section B—Alternative Simplified Credit *(continued)*

33	Add lines 23 and 32	33	
34	Are you electing the reduced credit under section 280C? ▶ Yes ☐ No ☐		
	If "Yes," multiply line 33 by 65% (0.65). If "No," enter the amount from line 33 and see the line 17 instructions for the statement that must be attached. Members of controlled groups or businesses under common control: see instructions for the statement that must be attached	34	

Section C—Current Year Credit

35	Enter the portion of the credit from Form 8932, line 2, that is attributable to wages that were also used to figure the credit on line 17 or line 34 (whichever applies)	35	
36	Subtract line 35 from line 17 or line 34 (whichever applies). If zero or less, enter -0-.	36	2,885.
37	Credit for increasing research activities from partnerships, S corporations, estates, and trusts . .	37	
38	Add lines 36 and 37	38	2,885.
	• Estates and trusts, go to line 39.		
	• Partnerships and S corporations not electing the payroll tax credit, stop here and report this amount on Schedule K.		
	• Partnerships and S corporations electing the payroll tax credit, complete Section D and report on Schedule K the amount on this line reduced by the amount on line 44.		
	• Eligible small businesses, stop here and report the credit on Form 3800, Part III, line 4i. See instructions for the definition of eligible small business.		
	• Filers other than eligible small businesses, stop here and report the credit on Form 3800, Part III, line 1c.		
	Note: Qualified small business filers, other than partnerships and S corporations, electing the payroll tax credit must complete Form 3800 before completing Section D.		
39	Amount allocated to beneficiaries of the estate or trust (see instructions)	39	
40	Estates and trusts, subtract line 39 from line 38. For eligible small businesses, report the credit on Form 3800, Part III, line 4i. See instructions. For filers other than eligible small businesses, report the credit on Form 3800, Part III, line 1c	40	

Section D—Qualified Small Business Payroll Tax Election and Payroll Tax Credit. Skip this section if the payroll tax election does not apply. See instructions.

41	Check this box if you are a qualified small business electing the payroll tax credit. See instructions ☐		
42	Enter the portion of line 36 elected as a payroll tax credit (do not enter more than $250,000). See instructions	42	
43	General business credit carryforward from the current year (see instructions). Partnerships and S corporations skip this line and go to line 44	43	
44	Partnerships and S corporations, enter the smaller of line 36 or line 42. All others, enter the smallest of line 36, line 42, or line 43. Enter here and on Form 8974, line 5. Members of controlled groups or businesses under common control: see instructions for the statement that must be attached . .	44	

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120

For calendar year 2016, or tax year beginning _____ , 2016, ending _____ , 20 _____

▶ **Do not send to the IRS. Keep for your records.**

▶ **Information about Form 8879-C and its instructions is at** *www.irs.gov/form8879c.*

OMB No. 1545-0123

2016

Name of corporation	Employer identification number
BIOCLONETICS IMMUNOTHERAPEUTICS, INC.	68-0679610

Part I   **Tax Return Information** (Whole dollars only)

1	Total income (Form 1120, line 11)	**1**	
2	Taxable income (Form 1120, line 30)	**2**	-39,241.
3	Total tax (Form 1120, line 31)	**3**	0.
4	Amount owed (Form 1120, line 34)	**4**	
5	Overpayment (Form 1120, line 35)	**5**	0.

Part II   **Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.**

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2016 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

☐   I authorize _____ to enter my PIN ☐☐☐☐☐ as my signature
                             ERO firm name   **do not enter all zeros**

on the corporation's 2016 electronically filed income tax return.

☒   As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2016 electronically filed income tax return.

Officer's signature ▶ _____   Date ▶ _____   Title ▶ **VICE PRESIDENT**

Part III   **Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. | 7 | 5 | 7 | 8 | 3 | 2 | 0 | 0 | 8 | 1 | 0 |
                                                                           do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2016 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ _____   Date ▶ **02/10/2017**

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.
BAA   REV 01/25/17 PRO   Form **8879-C** (2016)

Form 1120, Line 29a **Net Operating Loss Worksheet** **2016**

Name: Bioclonetics Immunotherapeutics, Inc.

Employer Identification Number: 68-0679610

CURRENT LAW: Two year carryback, twenty year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2015	28,988.		28,988.
2014			
2013			
2012			
2011			
2010			
2009			
2008			
2007			
2006			
2005			
2004			
2003			
2002			
2001			
2000			
1999			
1998			
1997			
Total new law	28,988.		28,988.

OLD LAW: Three year carryback, fifteen year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2011			
2010			
2009			
2008			
2007			
2006			
2005			
2004			
2003			
2002			
2001			
2000			
1999			
1998			
1997			
Total old law			

Bioclonetics Immunotherapeutics, Inc.   68-0679610

Net Operating Loss Summary

NOL Carryover Year	A NOL Carryover Available	B Deduction Allowed in Current Year	C Adjustment Under Section 172(b)(2)	D Remaining Carryover 20 Years	E Remaining Carryover 15 Years*
2015	28,988.			28,988.	
2014					
2013					
2012					
2011					
2010					
2009					
2008					
2007					
2006					
2005					
2004					
2003					
2002					
2001					
2000					
1999					
1998					
1997					
Totals	28,988.			28,988.	

Less: Carryover expiring due to 15-year limitation . . . .

Add: Current year net operating loss . . . .   39,241.

Less: Carryback of current year net operating loss . . . .

Net operating loss carryover to next year . . . .   68,229.

* The 15 year carryover based on the Old Law reached it's final carryover year.

cpcw7601.SCR 09/16/16

Additional information from your 2016 Federal Corporation Tax Return

Form 1120: US Corporation Income Tax Return
Other Deductions   Continuation Statement

Description	Amount
Bank charges	202.
Computer services and supplies	4,761.
Dues and subscriptions	623.
Legal and professional	4,305.
Outside services	24,000.
Supplies	1,605.
Utilities	875.
Total	36,371.